Exhibit 99.1

For Immediate Release

April 20, 2012

SAP Establishes Global Managing Board to Lead Company

New Set-Up Strengthens Focus on Growth, Innovation, Operational Excellence;

Lars Dalgaard and Robert Enslin Join Global Managing Board in Addition to All Current Executive Board Members;

Co-CEOs Bill McDermott and Jim Hagemann Snabe to Focus on Strategy and Execution for Faster Delivery of Customer Value

WALLDORF, Germany — April 20, 2012 — SAP AG (NYSE: SAP) today announced that it has created a Global Managing Board to lead the company. This body was established in addition to the SAP Executive Board, which retains ultimate responsibility for overseeing and deciding on the activities of the company. The Global Managing Board allows SAP to appoint a broader range of global leaders to help steer the organization. All current Executive Board members as well as Lars Dalgaard and Robert Enslin will join the Global Managing Board. The SAP Supervisory Board also appointed Dalgaard to the SAP Executive Board.

After the full integration of Sybase and the recent acquisition of SuccessFactors, the establishment of the Global Managing Board will help SAP drive innovation and scale faster in its core markets as well as in its new categories: mobile, database/in-memory and cloud. A re-assignment of responsibilities within this expanded leadership team will help the company further strengthen its focus on customers, growth and operational excellence.

SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe will continue to concentrate on SAP’s strategy development and execution. They will oversee and drive strategy and the innovation portfolio across all markets, further deepen key relationships with customers and partners and ensure operational excellence across all board areas.

Enslin will assume responsibility for all global sales and ecosystem and channels activities to further strengthen SAP’s go-to-market approach by fostering customer relationships and accelerating value delivery. The Global Customer Operations organization and Enslin will continue to report into McDermott.

Dalgaard will lead the company’s new cloud business unit, which combines all cloud assets of SAP and SuccessFactors to drive market leadership in the cloud for businesses.

Gerd Oswald will be responsible for all on-premise delivery, including development of applications, global services, solution and knowledge packaging, as well as the SAP Active Global Support organization. This will enable SAP to simplify the consumption of on-premise solutions and accelerate innovation without disruption for SAP customers.

Vishal Sikka continues to be responsible for technology and innovation. In his role as chief technology officer (CTO), he is responsible for all technology of the company as well as for research and incubation. He specifically drives development in the areas of analytics, database and technology, mobile and the flagship in-memory computing platform SAP HANA®.

Werner Brandt remains chief financial officer of SAP, overseeing all finance and administration functions of SAP. He also continues as interim head of Human Resources

“Over the past two years we’ve transformed SAP into a faster, leaner, more innovative company while doubling our addressable market,” said McDermott and Snabe. “With Lars and Robert joining our new Global Managing Board, we now have the right set up to innovate and scale solutions across our five market categories powered by SAP HANA.The Global Managing Board will drive customer centricity, expand our market leadership and execute on our ambition to exceed EUR20 billion in total revenue with a 35 percent operating margin by 2015.”

SAP Establishes Global Managing Board to Lead Company	Page 2

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About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 183,000 customers (includes customers from the acquisition of Sybase) to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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© 2012 by SAP AG. All rights reserved.

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